UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Venoco, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

92257PAB5

(CUSIP Number)

Timothy M. Marquez

370 17th Street, Suite 3900

Denver, Colorado 80202

(303) 626-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Michelle H. Shepston

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

March 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92257PAB5

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Timothy Marquez

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 632,737

	8	Shared Voting Power 31,415,016

	9	Sole Dispositive Power 632,737 (1)

	10	Shared Dispositive Power 31,415,016

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,047,753 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 62.2%

14	Type of Reporting Person (See Instructions) IN

(1)

Represents shares of restricted stock held of record by Timothy Marquez. Such shares are subject to restrictions on vesting which have not been satisfied. Until vested, Timothy Marquez may not dispose of such shares.

(2)

Includes (i) 28,992,943 shares held by the Marquez Trust, under Trust Agreement dated February 26, 2002, as amended (the “Marquez Trust”), for which Timothy Marquez and his wife, Bernadette Marquez, serve as trustees, (ii) 2,422,073 shares held by the Timothy and Bernadette Marquez Foundation (the “Marquez Foundation”), the sole directors of which are Timothy Marquez and Bernadette Marquez, and (iii) 632,737 shares of restricted stock held of record by Timothy Marquez.

CUSIP No. 92257PAB5

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Bernadette Marquez

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 31,415,016 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 31,415,016 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,415,016 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 61.0%

14	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 28,992,943 shares held by the Marquez Trust, for which Timothy Marquez and Bernadette Marquez serve as trustees, and (ii) 2,422,073 shares held by the Marquez Foundation, the sole directors of which are Timothy and Bernadette Marquez.

CUSIP No. 92257PAB5

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Marquez Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,992,943

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,992,943

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,992,943

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 56.3%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92257PAB5

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Timothy and Bernadette Marquez Foundation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,422,073

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,422,073

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,422,073

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92257PAB5

EXPLANATORY STATEMENT

This Amendment No. 2 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Venoco, Inc. (the “Issuer”).  This amendment is being filed jointly by Timothy Marquez (“T. Marquez”), Bernadette Marquez (“B. Marquez”), the Marquez Trust and the Timothy and Bernadette Marquez Foundation. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.  The Reporting Persons previously filed a Schedule 13D on January 15, 2009 and a Schedule 13D/A on February 24, 2009.  This amendment is being filed to amend the items set forth below by supplementing them with the information set forth herein.

Item 3.                                                         Source and Amount of Funds or Other Consideration

(a)                                  During the period February 25, 2009 through March 6, 2009, the Marquez Trust purchased the following shares of Common Stock on the dates indicated.

Date	Shares Purchased	Aggregate Purchase Price
February 25, 2009	52,489	$163,676
February 26, 2009	17,100	56,365
February 27, 2009	63,346	205,913
March 2, 2009	96,100	289,684
March 3, 2009	66,800	210,440
March 4, 2009	90,000	283,086
March 5, 2009	82,200	247,077
March 6, 2009	76,323	244,714

The Marquez Trust purchased  the shares of Common Stock with cash on hand.  The cash represents proceeds from the sale by Carpinteria Bluffs, LLC (“Bluffs’) to the Issuer of certain assets.  These proceeds may be used for additional purchases of Common Stock.  As reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on December 29, 2008, Bluffs received $5.3 million from the Issuer in consideration for the sale of certain assets.  Bluffs dividended the proceeds to T. Marquez and B. Marquez, its members, who transferred the funds to the Marquez Trust.

The purchases by the Marquez Trust have been made pursuant to a Purchase Plan entered into by the Marquez Trust on December 30, 2008 in compliance with the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Purchase Plan provides for additional acquisitions of Common Stock in accordance with the parameters set forth therein.

(b)                                 On March 5, the Issuer awarded 266,964 shares of restricted stock to T. Marquez in consideration of services provided by T. Marquez to the Issuer.

Item 5.                                                         Interest in Securities of the Issuer

(a)                                  As of March 6, 2009, each Reporting Person beneficially owned the following number of shares of Common Stock:

CUSIP No. 92257PAB5

Name of Filing Person	Number of Shares Beneficially Owned		Percent of Outstanding (3)
Timothy Marquez	32,047,753	(1)	62.2
Bernadette Marquez	31,415,016	(2)	61.0
Marquez Trust	28,992,943		56.3
Marquez Foundation	2,422,073		4.7

(1)                                 Comprised of (i) 632,737 shares beneficially owned directly by T. Marquez, (ii) 28,992,943 shares held of record by the Marquez Trust of which T. Marquez is a trustee and (iii) 2,422,073 shares owned by the Marquez Foundation, of which T. Marquez is a director.

(2)                                 Consists of (i) 28,992,943 shares held of record by the Marquez Trust, of which B. Marquez is a trustee, and (ii) 2,422,073 shares owned by the Marquez Foundation, of which B. Marquez is a director.

(3)                                 The percentages set forth in the table are based on a total of 51,531,495 shares of Common Stock outstanding as of February 28, 2009 as reported in the Issuer’s Form 10-K as filed with the SEC on March 5, 2009.

(b)                                 The table below specifies the date, amount and weighted average price per share of Common Stock purchased by the Marquez Trust during the period February 25, 2009 through March 6, 2009.  All of the acquisitions were effected on the New York Stock Exchange through market transactions.

Date	Shares Purchased	Weighted Average Price Per Share
February 25, 2009	52,489	$3.1183
February 26, 2009	17,100	3.2962
February 27, 2009	63,346	3.2506
March 2, 2009	96,100	3.0144
March 3, 2009	66,800	3.1503
March 4, 2009	90,000	3.1454
March 5, 2009	82,200	3.0058
March 6, 2009	76,323	3.2063

Item 7.                                                           Material to be Filed as Exhibits

None.

CUSIP No. 92257PAB5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2009

/s/ Timothy Marquez	/s/ Bernadette Marquez
Timothy Marquez	Bernadette Marquez

MARQUEZ TRUST	TIMOTHY AND BERNADETTE MARQUEZ FOUNDATION

/s/ Timothy Marquez	/s/ Timothy Marquez
By Timothy Marquez, Trustee	By Timothy Marquez, Director